EXHIBIT 99.3

April 3, 2012

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs and Mesdames:

Re: Ivanhoe Mines Ltd.

We have read the statements made by Ivanhoe Mines Ltd. in the attached copy of Change of Auditor Notice dated April 2, 2012, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated April 2, 2012.

Yours very truly,

Chartered Accountants